                                                                     EXHIBIT 18


                             [Arthur Andersen Letterhead]


Superior Telecom, Inc.
150 Interstate North Parkway
Suite 110
Atlanta, Georgia 30339

February 13, 2001



Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountant whenever there has been a change in an accounting principle or practice.

In the fourth quarter of 2000, the Company changed its method of amortizing unrecognized actuarial gains and losses in computing its annual pension cost for its defined benefit pension plans. Under the new method, any unrecognized actuarial gains and losses that exceed 10% of the greater of a) the projected benefit obligation or b) the market value of plan assets are amortized over five years using a straight-line basis. Under the previous method, all unrecognized actuarial gains and losses that exceeded the 10% corridor were amortized over the average remaining service life of active employees. Company management believes that this accelerated amortization method is preferable as it will result in more timely recognition of significant actuarial gains and losses in computing the Company's annual pension cost.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting which, based upon three reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

Very truly yours,

/s/ Arthur Andersen